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Exhibit (a)(1)(vi)

Bee Street Waives Certain Conditions of Tender Offer for
Common Stock of Continental Materials Corporation (CUO) and
Announces Term Sheet and Discussions with Wintrust Financial Corp.

April 1, 2020 08:00 AM Eastern Daylight Time

        CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC ("Bee Street"), a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announced that it has waived certain conditions of its previously announced tender offer to purchase all outstanding shares of common stock (the "Shares") of Continental Materials Corporation (NYSE American: CUO, the "Company") at a price of $9.50 per share in cash (the "Offer").

        Bee Street also announced today that it has entered into discussions with Wintrust Financial Corp. ("Wintrust"), on behalf of its subsidiary banks, regarding indicative terms for a committed $8.75 million debt facility which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase).

        The Offer is scheduled to expire at 5:00 p.m., New York City time, on April 3, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.

Waiver of Affected Conditions

        Bee Street announced today that, as a result of governmental orders limiting individuals in Palm Beach County, Florida, where one of the Company's subsidiaries has operations, to minimum activities necessary for the conduct of minimum basic operations effective as of 12:01 a.m. on March 30, 2020, certain conditions that would allow Bee Street to terminate the Offer may have occurred; specifically:

  •
  the condition in Section II(12)(e)(iii), which allows Bee Street to terminate the Offer if, among other things, an international or national calamity directly or indirectly involving the U.S. escalates; and

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  the condition in Section II(12)(d), which allows Bee Street to terminate the Offer if a change giving rise to "Adverse Effect" or "Diminution of Value" to the Company occurs (the "Affected Conditions").

        Bee Street Holdings has waived its rights to terminate the Offer pursuant to the Affected Conditions to the extent such rights arise from events that occurred on or before March 31, 2020. Bee Street does not waive any rights to terminate the Offer pursuant to the Affected Conditions to the extent they arise from events that occur after March 31, 2020. In addition, Bee Street does not waive its rights with respect to any other condition to the Offer.

Wintrust Financing

        Bee Street also announced today that it had received from Wintrust a draft commitment letter and term sheet with indicative terms for a committed $8.75 million debt facility (the "Wintrust Facility") which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if Bee Street receives tenders of only 306,317 Shares, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase). Bee Street has discussed the draft commitment letter and indicative terms with Wintrust and requested that Wintrust provide a definitive commitment letter for the Wintrust Facility. Bee Street expects that a definitive commitment letter for the Wintrust Facility will be provided not later than 5:00 p.m., New York City time, on April 3, 2020.

        Computershare Trust Company, N.A., the depositary for the tender offer, has advised Bee Street that, as of 5:00 p.m., New York City time, on March 31, 2020, 303,091 Shares had been validly tendered pursuant to the Offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 3,500 Shares.

        If the Wintrust Facility is obtained and at least 306,317 Shares, but fewer than 480,765 Shares, are tendered in the Offer and not withdrawn before the expiration date (as it may be extended), Bee Street currently expects that it would waive the Minimum Tender Condition (as defined in the Offer to Purchase) and consummate the Offer by purchasing such lesser number of Shares. Bee Street does not intend to waive the Majority Minority Condition (as defined in the Offer to Purchase). On that basis, and assuming that the currently guaranteed Shares are delivered and that none of the Shares which are currently tendered are withdrawn, Bee Street believes that tenders of no additional Shares are required in order to consummate the Offer. If the currently guaranteed Shares are not delivered but none of the Shares which are currently tendered or tendered after March 31, 2020 are withdrawn, Bee Street believes that tenders of only 3,226 additional Shares are required in order to consummate the Offer.

        Bee Street also expects that, under those circumstances, Bee Street would advocate, as the Company's overwhelming majority stockholder after the completion of the Offer, for the Company to 'go dark' and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended. If the Offer is so completed and the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the "SEC") and to comply with certain other rules promulgated by the SEC under the federal securities laws.

        If Bee Street waives the Financing Condition and no less than five business days remain in the Offer period, Bee Street will announce by press release the extension of the expiration of the Offer period to a time that is at least five business days after the time when Bee Street has issued such press release. Except for the Affected Conditions, no condition of the Offer is currently being waived, and the Financing Condition and the Minimum Tender Condition remain in effect.

About the Offer

        The Offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, collectively, the "Tender Offer Statement") filed by Bee Street with the SEC on February 18, 2020, as amended on February 27, 2020, March 20, 2020 and March 27, 2020. The Tender Offer Statement may be further amended.

        InvestorCom is acting as information and solicitation agent for the Offer. Requests for documents and questions regarding the Offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street

        Bee Street is the majority stockholder of the Company. In addition, four of the members of the board of managers of Bee Street are also directors of the Company, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of the Company.

Additional Information and Where to Find It

        The Offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Bee Street has filed with the SEC. On February 18, 2020, Bee Street filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020, March 20, 2020 and March 27, 2020 and may be further amended. On March 3, 2020, the Company filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") with the SEC, which was amended on March 24, 2020 and which may be further amended. The Company's stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the Offer.

        The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC's web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

        In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street:
c/o InvestorCom
Attn: John Glenn Grau, President
(203) 295-7841
jgrau@investor-com.com

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  Exhibit (a)(1)(vi)
Bee Street Waives Certain Conditions of Tender Offer for Common Stock of Continental Materials Corporation (CUO) and Announces Term Sheet and Discussions with Wintrust Financial Corp.